# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 10/03/2025
Amends the filing with accession number 0001193125-23-273614
Filed by CIK 0001737428
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054, (908) 409-6700

## Reporting persons
- Patel Chintu (CIK 0001737428): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 25,910,032; shared voting power 0; sole dispositive power 25,910,032; shared dispositive power 0; aggregate amount beneficially owned 25,910,032 (8.2% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 4, the "Schedule 13D"), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

On October 3, 2025, the Reporting Person caused a trust controlled by the Reporting Person (the "Trust") to contribute, without consideration, 13,257,287 shares of Class A Common Stock to Shivkan Holdings X, LLC, a Delaware limited liability company ("Shivkan"). The Trust is the sole member of Shivkan. The purpose of these transactions was to facilitate the transactions described in Item 6 below.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025:
Reporting Person: Chintu Patel
Amount beneficially owned: 25,910,032
Percent of class: 8.2%
Sole power to vote or to direct the vote: 25,910,032
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 25,910,032
Shared power to dispose or to direct the disposition: 0
The Reporting Person owns directly (i) 864,033 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028; (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and (iv) 239,726 shares Class A Common Stock issuable upon the vesting and settlement of restricted stock units. The Reporting Person may be deemed to beneficially own 11,495,965 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person and 13,257,287 shares of Class A Common Stock held of record by Shivkan.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 and Item 6 of this Amendment No. 4 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 4 and Item 6 of this Amendment No. 4 is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.

On October 3, 2025, Shivkan entered into a Margin Loan Agreement (the "Margin Loan Agreement") with Citibank, N.A. ("Citibank"). In connection therewith, Shivkan agreed to pledge to Citibank 13,257,287 shares of Class A Common Stock (the "Collateral") to secure the obligations of Shivkan under the Margin Loan Agreement, pursuant to a Pledge and Security Agreement, dated as of October 3, 2025, by and between Shivkan and Citibank (the "Security Agreement" and, together with the Margin Loan Agreement, the "Loan Documents"). The obligations of Shivkan under the Margin Loan Agreement mature on April 5, 2027. Upon the occurrence of certain events that are customary with this type of transaction, Citibank may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Loan Documents. In order to facilitate the exercise by Citibank of its rights upon the occurrence of any such event, the Issuer also entered into an Issuer Letter Agreement, dated as of October 3, 2025, with Citibank (the "Issuer Agreement"). Copies of the Security Agreement and the Issuer Agreement are attached as Exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
5. Pledge and Security Agreement, dated as of October 3, 2025, by and between Shivkan and Citibank.
6. Issuer Letter Agreement, dated as of October 3, 2025, by and between Shivkan and Citibank.

## Signatures
- Patel Chintu: Chintu Patel, Patel Chintu (10/07/2025)